September 19, 2024

Andrey Fadeev
Chief Executive Officer
GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

       Re: GDEV Inc.
           Registration Statement on Form F-3
           Filed September 12, 2024
           File No. 333-282062
Dear Andrey Fadeev:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Maria Protopapa